UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2019
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2019

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2019

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2019

99.2	NOA - Q3 2019 Results Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: October 29, 2019

NORTH AMERICAN CONSTRUCTION GROUP LTD.
2019 THIRD QUARTER REPORT
For the three and nine months ended September 30, 2019

Report to Shareholders
Our Company is in strong growth mode and our strategy to achieve this, organically and via acquisitions, is to:

1.	Build production related recurring service volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.
Following on from two impressive expansion years in 2017 and 2018 we predicted further strong improvement in 2019, mainly due to two significant acquisitions made in late 2018. The estimated growth for 2019 was 70% for revenue and 60% for Adjusted EBITDA.
With three quarterly results in the books, we are very encouraged by the outcome for various reasons.

•
We are ahead of our Adjusted EBITDA projection despite: the early and abrupt arrival of spring break-up in mid-March; much wetter than average ground conditions in late July and August; and the negative impact of two assumed legacy contracts that affected much of the period.

•
The above average rainfall in Q3, both in terms of quantity and frequency, severely curtailed our productivity such that Adjusted EBITDA in August was only around $4 million. Including the Q1 impact, we estimate that abnormal weather conditions in 2019 have reduced EBITDA generation by approximately $15 million.

•	We continue to mitigate the impact of seasonality, as well as cyclically on our business, such that we expect to be profitable in any quarter of the year.

•
The one time sustaining capital spend on the acquired heavy construction fleet continues on schedule, such that most of those assets are now fully operable as we approach our busy winter season. This investment will reduce the call on replacement rental equipment in 2020.

•	We have expended growth capital on several compelling opportunities that will boost 2019 growth and bring further improvement in 2020 and beyond.
Based on these achievements and investments, we now expect 2019 revenue growth to be around 75% and Adjusted EBITDA growth to be about 70%, therefore both up from initial expectations. Beyond that, our initial view on 2020 shows Adjusted EBITDA growth of around 15% and Adjusted EPS of over $2.00. More detail on these projections can be found in the dedicated Q3 2019 Results Presentation on our website (www.nacg.ca).
Other highlights of Q3 include: the continued maintenance of our top tier safety performance despite the introduction of hundreds of new field personnel to our work culture and record quarterly profitability from Nuna in the first year of our ownership stake. We still expect Nuna to sign a significant construction contract for work on a non-oil sands mine with mobilization activities having already commenced under the terms of a notice to proceed from the customer.
Despite a larger than originally anticipated growth capital spend this year, we remain on track to reduce our leverage by $150 million from 2019-2021. Alternatively, we may consider reducing the debt reduction target to approximately $100 million to further increase our dividend and pursue additional NCIBs if our stock price does not respond to our industry leading growth profile.
For shareholders like myself, focused on cash flow generation, we have included a bridging profile in the latest IR presentation to illustrate how Free Cash Flow will greatly increase in 2020 over 2019 levels.

Martin Ferron
Chairman and Chief Executive Officer
October 29, 2019

i

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019
October 29, 2019
The following Management’s Discussion and Analysis ("MD&A") is as of October 29, 2019 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2019, the audited consolidated financial statements and notes that follow for the year ended December 31, 2018 and our annual MD&A for the year ended December 31, 2018. All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CORE BUSINESS AND STRATEGY
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within western Canada.
We believe that our excellent safety record, combined with our significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Our core market is the Canadian oil sands, where we provide operations support and construction services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ projects and we have been providing operations support services to the producers currently mining bitumen in the Canadian oil sands since the inception of their respective projects: Suncor, Syncrude, Fort Hills, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Suncor and Syncrude, these relationships span over 40 years. We are one of the largest contractors in the oil sands region.
Our ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage to Northern Canada for customers who mine base metals, precious metals and diamonds. Nuna is an established incumbent contractor in Nunavut and the Northwest Territories but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.
We have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and infrastructure projects.

Management's Discussion and Analysis September 30, 2019	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Our Q3 2019 performance was impacted heavily by unusually consistent rainfall in July and August in the Fort McMurray region. This rainfall significantly affected the ability to run heavy equipment in the mines and led to several cost inefficiencies. Based on the 40 rain days in those two months alone, which were double the average, an estimated $20.0 million of revenue volume was foregone in the quarter. Despite the weather challenges, revenue growth of 96% was achieved through our expanded fleet, with our share of reported revenue earned by Nuna contributing 15.7% of the increase. Nuna had a record quarter during their busy summer season and continue to gain momentum in northern Canada on the growth projections in the region. Of note, factoring in our share of equity accounted revenue from Nuna of $12.6 million, the year-over-year revenue increase was 111%, of which Nuna contributed a combined total of 27.0%.
Gross profit margin of 11.0% is a direct reflection of the poor operating conditions in July and August as lost or deferred revenue was compounded with increased site cleanup activities and idle operator time as well as the need for higher subcontract activities. These factors, together with taking advantage of opportunistic maintenance on idle equipment led to the lower Q3 profit margin.
Included in gross profit margin was depreciation of 13.2% for the quarter, comparable to the prior year rate of 12.9%. Due to our continued improvements to component maintenance and performance, our year-to-date rate is in line with our current trend of approximately 14.0%.
General and administrative ("G&A") expenses, excluding stock-based compensation expense of $5.0 million, were equivalent to 3.0% of revenue, which sets another quarter record for our Company. This level of administrative spending reflects the minimalist and disciplined approach to incremental overhead costs required as part of recent acquisitions.
Despite the operational challenges of Q3, Adjusted EBITDA of $37.2 million is a 95.0% increase over 2018 and illustrates the operating leverage that is gained by maintaining G&A spending while doubling top-line revenue.
Net interest expense was $5.5 million for the quarter including approximately $0.5 million of non-cash interest. Our average cash cost of debt for the quarter was 4.8% and reflects another full quarter of payments on the 5.00% Convertible Debentures issued in March 2019. As mentioned in the earlier quarterly reports, the adoption of the new US GAAP standard for leases has had no impact on Adjusted EBITDA or net income in the 2019 results.
In addition to the commentary above, net income, basic and diluted net income per share and Adjusted EPS for the quarter were positively impacted by $3.1 million due to the staged reduction in the Alberta corporate tax rate of one percent each year from 2019 to 2022. With all factors taken into account, Adjusted EPS of $0.41 per share is slightly over two times greater than 2018 as year-over-year adjusted net earnings of $10.5 million represents a 127% increase from 2018 that was slightly offset by the increase of the weighted-average number of common shares in the quarter (increase of 0.7 million shares to 25.7 million shares).
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2019	2018	Change
Revenue	$166,269	$84,886	$81,383

Gross profit	18,286	14,330	3,956
Gross profit margin	11.0%	16.9%	(5.9)%

Adjusted EBITDA(i)	37,248	19,097	18,151
Adjusted EBITDA margin(i)	22.4%	22.5%	(0.1)%

Net income and comprehensive income available to shareholders	7,561	1,466	6,095
Net income - Basic	$0.29	$0.06	$0.23
Adjusted EPS(i)	$0.41	$0.19	$0.22
(i) See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2019	M-2	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Board of Directors Appointments
On August 8, 2019, we announced the appointments of Maryse Saint-Laurent and Kristina Williams to our Board of Directors.
Maryse Saint-Laurent is an accomplished business executive with experience in capital intensive businesses in the energy, electricity and mining sectors. She has an exceptionally strong regulatory background and a proven track record in the public markets overseeing merger and acquisitions, public offerings, IPOs and project financing. Ms. Saint-Laurent is currently serving as a Board Member for Turquoise Hill Resources, Guyana Goldfields, the Alberta Securities Commission, and the Calgary Prostate Cancer Centre. Ms. Saint-Laurent has held several senior positions during her career most notably at TransAlta Corporation and TransCanada Corporation.
Kristina Williams is a senior business leader with a strong entrepreneurial mindset. She has extensive experience in investments, technology companies, strategic planning and international relations and trade. During her career, she has successfully worked in changing political environments and effectively engaged with municipal, provincial, federal and international governments. Ms. Williams is currently President & CEO of Alberta Enterprise Corporation which has a mandate of creating access to venture capital in Alberta. Ms. Williams also holds the position as the Swedish Honorary Consul for Edmonton and Northern Alberta to promote and foster international trade with her country of birth.
Dividend Increase
On August 7, 2019, we announced a change to our dividend policy whereby our regular dividend will be increased to $0.16 per common share per year, payable on a quarterly basis, up from the current $0.08 per year. The declaration of the dividend announced on July 30, 2019 was amended to the amount of $0.04 rather than the previously announced $0.02. That increased dividend continued to be payable to common shareholders of record at the close of business on August 31, 2019, and was paid on October 4, 2019.
Adoption of New US GAAP Lease Standard
Effective January 1, 2019, we adopted the new US GAAP standard for leases, "Accounting Standard Codification ("ASC") 842 - Leases" ("Topic 842"), which replaces the previous standard, "ASC 840 - Leases" ("Topic 840"). The new standard provides a right-of-use "ROU" model which requires most leases to be recognized on the balance sheets. We updated our lease recognition process to align with the new standard which resulted in the recognition of ROU assets and liabilities related to operating leases on our consolidated balance sheets.
We adopted the standard using the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019, therefore, the comparative information has not been adjusted and continues to report under Topic 840. We elected not to reassess whether expired or existing contracts contain leases under the new definition of a lease, not to reassess lease classification for expired or existing leases and not to reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, we elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.
The adoption of this new standard had an impact on our consolidated balance sheets and resulted in the recognition of operating lease right-of-use assets of $16.0 million, current portion of operating lease liabilities of $3.4 million and operating lease liabilities of $14.0 million on January 1, 2019. ROU assets are net of $1.4 million related to deferred lease inducements previously included in other long-term obligations. However, there was no adjustment to opening equity at January 1, 2019.
Notable terminology and accounting changes as a result of the implementation of Topic 842 include:

•
Operating right-of-use assets - Included on the consolidated balance sheets are operating right-of-use assets, which represents our right to use the underlying asset over the lease term on leases classified as operating leases.

•
Operating lease liabilities - Included on the consolidated balance sheets are the current portion of operating lease liabilities and operating lease liabilities, which represent the lease liabilities over the lease term on leases classified as operating leases.

Management's Discussion and Analysis September 30, 2019	M-3	North American Construction Group Ltd.

•
Finance leases - Included on the consolidated balance sheets are the current portion of finance leases and finance leases, which were previously referred to as "current portion of capital leases" and "capital leases", respectively.

•
Financing obligations - Included in “Note 10 - Long-term debt” of the notes to consolidated financial statements are financing obligations which represent sale-leaseback transactions in which control of the asset never transferred, therefore the obligation is accounted for as a financing transaction rather than a finance lease.

The adoption of Topic 842 includes the requirement for additional disclosures in our consolidated financial statements. The Financial Accounting Standards Board ("FASB") objectives of issuing this new standard are to provide financial statement users with sufficient information to understand the nature, timing and uncertainty of cash flows arising from leases. As prescribed by Topic 842, we have added "Note 7 - Leases" to our interim consolidated financial statements to meet the FASB objectives. This note contains the following sections:

•	Lease expenses and income - information about the expenditures and income related to leases during the period.

•
Supplemental balance sheet information - information about the weighted-average term of leases, weighted-average interest rate of leases and the carrying amount of the finance lease right-of-assets represented by the "Net book value of property, plant, and equipment under finance lease."

•	Maturity analysis - information about the future expected cash flows arising from leases.

Management's Discussion and Analysis September 30, 2019	M-4	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended 2019 Results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$166,269	$84,886	$529,612	$279,060
Project costs	67,126	31,593	211,555	104,849
Equipment costs	58,982	28,021	173,467	83,268
Depreciation	21,875	10,942	73,255	40,171
Gross profit(i)	$18,286	$14,330	$71,335	$50,772
Gross profit margin(i)	11.0%	16.9%	13.5%	18.2%

General and administrative expenses (excluding stock-based compensation)	5,040	6,191	19,852	17,544
Stock-based compensation expense	2,583	4,368	7,689	9,023
Interest expense, net	5,541	1,699	16,125	5,140
Net income and comprehensive income available to shareholders	7,561	1,466	28,636	12,630

Adjusted EBITDA(i)	37,248	19,097	126,440	73,392
Adjusted EBITDA margin(i)	22.4%	22.5%	23.9%	26.3%

Cash provided by operating activities prior to change in working capital(i)	29,830	17,526	104,426	68,618
Free Cash Flow(i)	(25,319)	21	(28,879)	29,541

Per share information
Basic net income per share	$0.29	$0.06	$1.13	$0.51
Diluted net income per share	$0.26	$0.05	$0.96	$0.44
Adjusted EPS(i)	$0.41	$0.19	$1.34	$0.81
(i) See "Non-GAAP Financial Measures".

A reconciliation of net income and comprehensive income available to shareholders to EBIT, Adjusted EBIT and Adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$7,561	$1,466	$28,636	$12,630
Adjustments:
Interest expense, net	5,541	1,699	16,125	5,140
Income tax (benefit) expense	(1,866)	537	488	4,672
EBIT(i)	11,236	3,702	45,249	22,442
Adjustments:
Gain on disposal of property, plant and equipment	—	—	(103)	(105)
Loss (gain) on disposal of assets held for sale	185	(34)	(187)	(231)
Stock-based compensation expense	2,583	4,368	7,689	9,023
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	1,235	—	1,235	—
Adjusted EBIT(i)	15,239	8,036	52,550	32,861
Adjustments:
Depreciation	21,875	10,942	73,255	40,171
Amortization of intangible assets	134	119	635	360
Adjusted EBITDA(i)	$37,248	$19,097	$126,440	$73,392
(i) See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2019	M-5	North American Construction Group Ltd.

Analysis of three and nine months ended September 30, 2019 Results
Revenue
For the three months ended September 30, 2019, revenue was $166.3 million, up from $84.9 million in the same period last year. The revenue growth in the current year is largely attributable to the fleet acquired in Q4 2018, which provided new work at the Fort Hills and Aurora mine sites and significant incremental work at the Millennium mines. Current year revenue at the Suncor site was primarily due to an increase in mine support services revenue and overburden removal activity, despite the abnormally wet weather experienced at the mine during the summer months. These increases were partially offset by reduced scope during the quarter at the Kearl mine. Revenue from Nuna of $12.8 million reflected peak activity volumes in their busy summer season with major project execution work on Baffin Island and in northern Saskatchewan. Of note, factoring in our share of equity accounted revenue from Nuna of $12.6 million, our share of combined revenue of $25.4 million is a record quarter for the Nuna Group of Companies as momentum continues to build and revenue synergies are realized.
For the nine months ended September 30, 2019, revenue was $529.6 million, up from $279.1 million in the same period last year. This increase of 89.8% reflects the strong Q3 increases mentioned above as well as an increase in scope at the Kearl mine, which ramped up in the first half of the year but reduced in the third quarter. These increases were partially offset by higher mine support activity in 2018 at the Fording River coal mine and the Highland Valley Copper mine in southeast British Columbia. The incremental 2019 revenue achieved from Nuna of $33.2 million is diversified across several areas of expertise, including summer season project execution work, winter road construction, site services, drilling support and mine remediation.
Gross profit
For the three months ended September 30, 2019, gross profit was $18.3 million, and a 11.0% gross profit margin, up from a $14.3 million gross profit and down from a 16.9% gross profit margin in the same period last year. The gross profit increase of 27.6% was a direct result of the higher revenue in the quarter, but the decrease in margin was primarily due to the difficult operating conditions in July and August as a result of consistent rainfall. Increases in site clean-up activities which are not billable to the client and a larger proportion of low margin sub-contract activities were the primary specific drivers of margin reduction. Additionally, margins were impacted by increased equipment maintenance activities as our equipment fleet was more readily available for required repairs and maintenance during these months. Partially offsetting these decreases were improved operating efficiency at the Kearl mine and strong gross margins achieved by Nuna.
For the nine months ended September 30, 2019, gross profit was $71.3 million, and a 13.5% gross profit margin, up from a $50.8 million, and down from a 18.2% gross profit margin in the same period last year. The strong improvement in current year gross profit was a result of a growth in revenue through the year. In addition to Q3 factors discussed above, the profit margin was impacted by the early and abrupt spring breakup, the wet weather experienced during the summer months as well as the legacy Fort Hills contracts.
For the three months ended September 30, 2019, depreciation was $21.9 million, or 13.2% of revenue, up from $10.9 million in the same period last year but comparable to the 12.9% of revenue in Q3 2018.
For the nine months ended September 30, 2019, depreciation was $73.3 million, or 13.8% of revenue, up from $40.2 million, and down from the prior period of 14.4% of revenue. The year-to-date rate of approximately 14.0% is indicative of the capital depreciation rate that we expect moving forward on the heavy equipment fleet we operate as we leverage our expanding equipment maintenance platform and source low priced used equipment.
Operating income
For the three months ended September 30, 2019, we recorded operating income of $10.3 million, an increase of $6.7 million from the $3.7 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $5.0 million (or 3.0% of revenue) for the quarter, lower than the $6.2 million (or 7.3% of revenue) in the prior year. Stock-based compensation expense decreased $1.8 million compared to the prior year from the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2019, we recorded operating income of $43.4 million, an increase of $21.0 million from the $22.4 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $19.9 million (or 3.7% of revenue) compared to the $17.5 million (or 6.3% of revenue) for the same period last year. Stock-based compensation expense decreased by $1.3 million for the

Management's Discussion and Analysis September 30, 2019	M-6	North American Construction Group Ltd.

same period in the prior year, primarily from the effect of a fluctuating share price on the carrying value of our liability classified awards.
Non-Operating Income and Expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Interest expense
Interest on finance lease obligations	$1,057	$734	$3,000	$2,311
Interest on credit facilities	2,429	346	7,292	962
Interest on Convertible Debentures	1,234	554	3,084	1,645
Interest on mortgage	235	—	711	—
Interest on promissory notes	364	—	1,399	—
Amortization of deferred financing costs	243	133	722	395
Interest expense	$5,562	$1,767	$16,208	$5,313
Interest income	(21)	(68)	(83)	(173)
Total interest expense, net	$5,541	$1,699	$16,125	$5,140
Equity earnings in affiliates and joint ventures	(865)	—	(1,985)	—
Foreign exchange (gain) loss	(72)	(16)	(53)	7
Income tax (benefit) expense	(1,866)	537	488	4,672
Total interest expense was $5.5 million during the three months ended September 30, 2019, an increase from the $1.7 million recorded in the prior year. During the nine months ended September 30, 2019, total interest expense was $16.1 million an increase from the $5.1 million recorded in the prior year. The increased interest expense in the current year relates to increased levels of long term debt resulting from acquisition activities in Q4 2018 which were fully funded through debt.
Cash related interest expense for the three months ended September 30, 2019, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million and non-cash implied interest of $0.3 million, was $5.0 million and represents an average cost of debt of 4.8% when factoring in the credit facility balances during the quarter. Cash related interest expense for the nine months ended September 30, 2019 (excluding amortization of $0.7 million and implied interest of $1.2 million) was $14.3 million and represents an average cost of debt of 4.5%.
Equity earnings in affiliates and joint ventures of $0.9 million and $2.0 million for the three and nine months ended September 30, 2019, respectively, was generated by the entities within Nuna that are accounted for using the equity method.
We recorded a deferred income tax benefit of $1.9 million during the three months ended September 30, 2019, a decrease from the $0.5 million income tax expense recorded in the prior year. The current period income tax benefit resulted from the effect of temporary and permanent differences and the associated impact of the decreased Alberta general corporate income tax rate which came into effect on July 1, 2019. During the nine months ended September 30, 2019, income tax expense was $0.5 million, a decrease from the $4.7 million recorded in the prior year primarily related to the decrease in corporate tax rate.
Net income and comprehensive income available to shareholders
For the three months ended September 30, 2019, we recorded $7.6 million net income and comprehensive income available to shareholders (basic income per share of $0.29 and diluted income per share of $0.26), compared to $1.5 million net income and comprehensive income available to shareholders (basic income per share of $0.06 and diluted income per share of $0.05) recorded for the same period last year.
For the nine months ended September 30, 2019, we recorded $28.6 million net income and comprehensive income available to shareholders (basic income per share of $1.13 and diluted income per share of $0.96), compared to $12.6 million net income and comprehensive income available to shareholders (basic income per share of $0.51 and diluted income per share of $0.44) for the same period last year.

Management's Discussion and Analysis September 30, 2019	M-7	North American Construction Group Ltd.

The table below provides our Adjusted EPS:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income	$7,606	$1,466	$28,874	$12,630
Net income attributable to non-controlling interest	(45)	—	(238)	—
Net income and comprehensive income available to shareholders	7,561	1,466	28,636	12,630
Add back:
Gain on disposal of property, plant and equipment	—	—	(103)	(105)
Loss (gain) on disposal of assets held for sale	185	(34)	(187)	(231)
Stock-based compensation expense	2,583	4,368	7,689	9,023
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	1,235	—	1,235	—
Tax effect of the above items	(1,060)	(1,170)	(1,935)	(2,814)
Adjusted net earnings(i)	$10,504	$4,630	$34,002	$20,235
Adjusted EPS(i)	$0.41	$0.19	$1.34	$0.81
Basic net income per share	$0.29	$0.06	$1.13	$0.51

Weighted-average number of common shares	25,701,448	25,026,027	25,345,762	24,990,109
(i) See "Non-GAAP Financial Measures".
Summary of Consolidated Quarterly Results
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
Revenue	$166.3	$176.9	$186.4	$131.0	$84.9	$79.5	$114.7	$82.0
Gross profit(i)	18.3	23.5	29.6	18.3	14.3	9.7	26.8	12.0
EBIT(i)	11.2	18.9	15.1	7.5	3.7	1.7	17.1	4.5
Adjusted EBITDA(i)	37.2	37.1	52.1	28.4	19.1	15.2	39.1	18.1
Net income and comprehensive income available to shareholders	7.6	13.9	7.2	2.7	1.5	0.0	11.1	2.5
Basic income per share(ii)	$0.29	$0.55	$0.29	$0.11	$0.06	$0.00	$0.44	$0.10
Diluted income per share(ii)	$0.26	$0.45	$0.25	$0.10	$0.05	$0.00	$0.36	$0.09
Adjusted EPS(i)(ii)	$0.41	$0.43	$0.50	$0.18	$0.19	$0.07	$0.55	$0.14

Cash dividend per share (iii)	$0.04	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) Income per share and Adjusted EPS for each quarter has been computed based on the weighted-average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2018.
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at September 30, 2019 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Performance obligations per financial statements	$29,830	$112,922	$84,508	$206,900
Add: undefined committed volumes	1,278,812	1,334,164	1,381,008	1,021,430
Anticipated backlog	$1,308,642	$1,447,086	$1,465,516	$1,228,330

Revenue generated from backlog during the three month period	$87,513	$108,532	$132,153	$70,872
As at September 30, 2019, we expect that $58.8 million of our anticipated backlog reported above will be performed over the balance of 2019.

Management's Discussion and Analysis September 30, 2019	M-8	North American Construction Group Ltd.

Unpriced Contract Modifications
As at September 30, 2019, we had $0.5 million of unresolved unpriced contract modifications on our balance sheets. This compares to $7.5 million of unresolved unpriced contract modifications recorded as at December 31, 2018. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts. The decrease in unpriced contract modifications during the nine months ended September 30, 2019 was due to the execution of change orders as well as an arbitration decision on a legacy claim. This decrease was partially offset by additional unresolved contract modifications and claims.
LIQUIDITY AND CAPITAL RESOURCES
Summary of Consolidated Financial Position
As at September 30, 2019, we had $12.2 million in cash and $90.5 million unused borrowing availability on the Company Credit Facility for a total liquidity of $102.6 million (defined as cash plus available and unused Company Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Company Credit Facility, our finance lease borrowing is limited to $150.0 million. As at September 30, 2019 we had $65.0 million in unused finance lease borrowing availability under our Company Credit Facility. There are no restrictions within the terms of our Company Credit Facility for borrowing using operating leases. As at September 30, 2019, our total available capital liquidity was $167.6 million (defined as total liquidity plus unused finance lease borrowing availability under our Company Credit Facility).

(dollars in thousands)	September 30, 2019	December 31, 2018	Change
Cash	$12,162	$19,508	$(7,346)
Working capital assets
Accounts receivable	$90,602	$82,399	$8,203
Contract assets	19,485	10,673	8,812
Inventories	26,990	13,391	13,599
Contract costs	332	2,308	(1,976)
Prepaid expenses and deposits	5,520	3,736	1,784
Working capital liabilities
Accounts payable	(64,395)	(63,460)	(935)
Accrued liabilities	(18,338)	(19,157)	819
Contract liabilities	(4,791)	(4,032)	(759)
Total net working capital (excluding cash)	$55,405	$25,858	$29,547

Property, plant and equipment	597,821	528,157	69,664
Total assets	795,168	689,800	105,368

Finance lease obligations(i)	85,019	86,568	(1,549)
Credit facilities(i)	210,656	194,918	15,738
Convertible Debentures	94,031	39,976	54,055
Mortgage(i)	19,621	19,900	(279)
Promissory notes(i)	27,434	42,937	(15,503)
Financing obligations	16,472	—	16,472
Total Debt(ii)	$453,233	$384,299	$68,934
Cash	(12,162)	(19,508)	7,346
Net Debt(ii)	$441,071	$364,791	$76,280
(i) Includes current portion.
(ii) For a definition of Total Debt and Net Debt, see "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2019	M-9	North American Construction Group Ltd.

As at September 30, 2019, we had $0.7 million in trade receivables that were more than 30 days past due compared to $1.5 million as at December 31, 2018. As at September 30, 2019 and December 31, 2018, we did not have an allowance for doubtful accounts related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at September 30, 2019, holdbacks totaled $7.9 million, up from $0.6 million as at December 31, 2018.

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Purchase of PPE	$34,771	$19,390	$118,455	$60,612
Additions to intangibles	210	207	374	291
	$34,981	$19,597	$118,829	$60,903
Proceeds from sale of PPE	(7)	—	(255)	(1,544)
Proceeds from sale of AHFS	(729)	(4,027)	(3,007)	(4,889)
	$34,245	$15,570	$115,567	$54,470
Net change in capital inventory	2,777	(2,003)	(7,824)	(6,985)
Net capital expenditures(i)	$37,022	$13,567	$107,743	$47,485
Lease additions	—	1,142	28,107	19,044
Net capital additions(i)	$37,022	$14,709	$135,850	$66,529
(i) See "Non-GAAP Financial Measures".

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Net capital expenditures(i):
Sustaining	$22,388	$3,326	$71,462	$15,244
Growth	14,634	10,241	36,281	32,241
	$37,022	$13,567	$107,743	$47,485
Lease Additions:
Sustaining	$—	$1,142	$28,107	$19,044
	$—	$1,142	$28,107	$19,044
Net capital additions(i):
Sustaining	$22,388	$4,468	$99,569	$34,288
Growth	14,634	10,241	36,281	32,241
	$37,022	$14,709	$135,850	$66,529
(i) See "Non-GAAP Financial Measures".
Net capital expenditures for the three months ended September 30, 2019 were $37.0 million ($13.6 million in the prior year). Included in this amount was $14.6 million of growth capital largely related to the purchase and commissioning of large loading units required to fulfill performance obligations under recently signed long-term contracts as well as investment in a component rebuild facility. Included in the prior year amount was $10.2 million of growth capital relating to the construction of our maintenance and office facility, coupled with the continued strategic acquisition of used equipment. Also included in the growth capital for the prior year is the benefit from $3.7 million received as proceeds for the final settlement of a land sale related to the 2017 original land purchase for the maintenance and office facility.
Net capital expenditures for the nine months ended September 30, 2019 were $107.7 million ($47.5 million in the prior year). Included in this amount was $36.3 million of growth capital related to heavy equipment purchased under a right of first refusal arrangement with a customer. Included in the prior year period amount was $32.2 million of growth capital related to the mentioned maintenance and office facility, coupled with continued strategic acquisition of used equipment.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. During all current and prior year periods, capital additions financed through finance leases were for sustaining capital additions. Our equipment fleet is currently split among owned (54%), finance leased (34%) and rented equipment (12%).
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2018.

Management's Discussion and Analysis September 30, 2019	M-10	North American Construction Group Ltd.

Summary of Consolidated Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Cash (used in) provided by operating activities	$(5,202)	$7,635	$75,471	$72,460
Cash used in investing activities	(34,751)	(16,713)	(112,524)	(54,848)
Cash provided by (used in) financing activities	34,682	6,472	29,707	(25,568)
Net decrease in cash	$(5,271)	$(2,606)	$(7,346)	$(7,956)
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities prior to change in working capital(i)	$29,830	$17,526	$104,426	$68,618
Net changes in non-cash working capital	(35,032)	(9,891)	(28,955)	3,842
Cash (used in) provided by operating activities	$(5,202)	$7,635	$75,471	$72,460
(i) See "Non-GAAP Financial Measures".
Cash used in operating activities for the three months ended September 30, 2019 was $5.2 million, compared to cash provided by operating activities of $7.6 million in for the three months ended September 30, 2018. Cash provided by operating activities for the nine months ended September 30, 2019 was $75.5 million, compared to cash provided by operating activities of $72.5 million in for the nine months ended September 30, 2018.

The decrease in cash flow in the current year is a result of timing of working capital balances and cash flow provided prior to working capital increases consistent with the increases in Adjusted EBITDA. Cash provided by (used in) the net change in non-cash working capital specific to operating activities:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Accounts receivable	$(19,452)	$(4,438)	$(8,203)	$(10,774)
Contract assets	16,590	1,025	(8,812)	13,202
Inventories	(6,917)	(280)	(13,599)	(1,727)
Contract costs	(33)	98	1,976	(68)
Prepaid expenses and deposits	(1,816)	481	(1,364)	(671)
Accounts payable	(24,694)	(11,309)	935	2,079
Accrued liabilities	(725)	2,979	(647)	299
Contract liabilities	2,015	1,553	759	1,502
	$(35,032)	$(9,891)	$(28,955)	$3,842
Investing activities
Cash used in investing activities for the three months ended September 30, 2019 was $34.8 million, compared to cash used in investing activities of $16.7 million for the three months ended September 30, 2018. Current period investing activities largely relate to $34.8 million for the purchase of property, plant and equipment, offset by $0.7 million in proceeds on assets held for sale. Prior year investing activities included $19.4 million for the purchase of property, plant and equipment, partially offset by $4.0 million cash received on the disposal of assets held for sale.
Cash used in investing activities for the nine months ended September 30, 2019 was $112.5 million, compared to cash used in investing activities of $54.8 million for the nine months ended September 30, 2018. Current period investing activities largely relate to $118.5 million for the purchase of property, plant and equipment, offset by $3.3 million in proceeds from the disposal of property, plant and equipment and assets held for sale and $3.0 million of net repayments received primarily related to activity within the Nuna Group of Companies. Prior year investing activities included $60.6 million for the purchase of property, plant and equipment, partially offset by $6.4 million cash received on the disposal of property, plant and equipment and assets held for sale.

Management's Discussion and Analysis September 30, 2019	M-11	North American Construction Group Ltd.

Financing activities
Cash provided by financing activities during the three months ended September 30, 2019 was $34.7 million, which included net long-term debt of $53.9 million to fund working capital needs offset by $10.1 million in finance lease obligation repayments and $9.3 million to settle equity compensation liabilities and the purchase of treasury shares. Cash provided by financing activities during the three months ended September 30, 2018 was $6.5 million, which included $5.0 million of long-term debt repayments (offset by $26.6 million in borrowings from credit facility), $8.1 million in finance lease obligation repayments, $2.4 million for repurchase and subsequent cancellation of common shares and $4.4 million for treasury share purchases.
Cash provided by financing activities during the nine months ended September 30, 2019 was $29.7 million, which included $152.7 million of long-term debt repayments (offset by $224.1 million in proceeds from issuance of long-term debt), $2.7 million in financing costs, $29.7 million in finance lease obligation repayments, a dividend payment of $1.5 million and $9.4 million for purchase of treasury shares. Cash used in financing activities during the nine months ended September 30, 2018 was $25.6 million, which included $32.0 million of long-term debt repayments (offset by $45.6 million proceeds from issuance of long-term debt), $24.1 million in finance lease obligation repayments, a dividend payment of $1.5 million, $9.5 million for repurchase and subsequent cancellation of common shares and $5.0 million for treasury share purchases.
Free Cash Flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities	$(5,202)	$7,635	$75,471	$72,460
Cash used in investing activities	(34,751)	(16,713)	(112,524)	(54,848)
Capital additions financed by leases	—	(1,142)	(28,107)	(19,044)
Add back:
Growth capital additions (cash)	14,634	10,241	36,281	32,241
Subtract:
Proceeds from equipment sale leasebacks	—	—	—	(1,268)
Free Cash Flow(i)	$(25,319)	$21	$(28,879)	$29,541
(i) See "Non-GAAP Financial Measures".
Free Cash Flow for the three months ended September 30, 2019 was negative due to the timing of movements in non-cash working capital balances. Cash provided by operations prior to the net change in working capital of $29.8 million was used to fund the required sustaining net capital additions of $22.4 million for capital maintenance requirements and the replacement of essential support equipment. When totaling cash provided by operating activities prior to working capital changes and sustaining net capital additions, cash flow of $7.4 million is indicative of the cash generated by the business in the three months. As reported earlier, the movement of working capital balances had a $35.0 million negative impact on Free Cash Flow and resulted in the need to borrow from the Company Credit Facility. Given the nature of working capital items being accounts receivable, parts inventory and accounts payable, this movement is expected to fully reverse in the next three months.
Free Cash Flow for the nine months ended September 30, 2019 followed a similar trend to Q3. Sustaining net capital additions of $99.6 million were invested in the year, compared to $34.3 million for the same period in 2018. As mentioned, a significant portion of this capital spending was required to replace essential equipment and capital maintenance requirements. Factoring in Adjusted EBITDA of $126.4 million, cash interest paid of $15.5 million and the significant Q3 working capital need, the business required $28.9 million of cash in the first nine months.

Management's Discussion and Analysis September 30, 2019	M-12	North American Construction Group Ltd.

Contractual Obligations
Our principal contractual obligations relate to our long-term debt, supplier contracts, finance leases for property, plant and equipment and operating leases for facilities. The following table summarizes our future contractual obligations, excluding interest payments on credit facilities and Convertible Debentures as early repayment is possible resulting in lower interest payments unless otherwise noted, as at September 30, 2019:

	Payments due by fiscal year
(dollars in thousands)	Total	2019	2020	2021	2022	2023 and thereafter
Company Credit Facility(i)	$208,615	$—	$—	$208,615	$—	$—
Nuna Credit Facility	2,041	292	1,113	636	—	—
Finance leases	91,178	9,370	31,688	23,180	16,651	10,289
Convertible Debentures(ii)	94,031	—	—	—	—	94,031
Mortgage(iii)	22,859	342	1,368	1,368	1,368	18,413
Promissory notes	26,859	11,805	15,054	—	—	—
Operating leases(iv)	6,933	292	1,160	1,096	1,017	3,368
Non-lease components of lease commitments(v)	2,428	78	414	461	486	989
Financing obligations	17,700	948	3,793	3,793	3,793	5,373
Supplier contracts	16,912	16,912	—	—	—	—
Total contractual obligations	$489,556	$40,039	$54,590	$239,149	$23,315	$132,463
(i) The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Company Credit Facility), plus applicable margins payable monthly.
(ii) The 5.50% Convertible Debentures mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017. The 5.00% Convertible Debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year.
(iii) The mortgage bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta.
(iv) Operating leases are net of receivables on subleases of $10,038 (2019 - $770; 2020 - $3,067; 2021 - $3,052; 2022 - $2,150; 2023 and thereafter - $999).
(v) Non-lease components of lease commitments are net of receivables on subleases of $5,614 (2019 - $380; 2020 - $1,520; 2021 - $1,521; 2022 - $1,460; 2023 and thereafter - $733). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $489.6 million, as at September 30, 2019, have increased from $420.6 million as at December 31, 2018 primarily as a result of the issuance of new 5.00% Convertible Debentures for $55.0 million and new finance leases, offset by a reduction in borrowings on our Company Credit Facility and scheduled payments on our finance and operating leases. For a full discussion on the Company Credit Facility see "Company Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
Credit Facilities
Company Credit Facility
The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions, and permits capital lease debt to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million. This facility matures on November 23, 2021, with an option to extend on an annual basis.
As at September 30, 2019, the Company Credit Facility revolver had borrowings of $208.6 million (December 31, 2018 - $192.0 million) and $0.9 million in issued letters of credit (December 31, 2018 - $0.9 million). At September 30, 2019, our borrowing availability under the Company Credit Facility was $90.5 million (December 31, 2018 - $107.1 million).
Under the terms of the Company Credit Facility, the Senior Leverage Ratio is to be maintained at less than or equal to 3.5:1 with a step down to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

Management's Discussion and Analysis September 30, 2019	M-13	North American Construction Group Ltd.

Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2019, we were in compliance with the Company Credit Facility covenants. The Senior Leverage Ratio was 2.19:1 as at September 30, 2019, in compliance with the maximum of 3.5:1. The Fixed Charge Coverage Ratio was 1.38:1 as at September 30, 2019, in compliance with the minimum of 1.15:1.
For a more complete discussion on our Company Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable finance lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2018.
Nuna Credit Facility
Nuna's facility and security agreement is with ATB Financial (the "Nuna Credit Facility"). The Nuna Credit Facility has three financial covenants that must be tested. As at September 30, 2019, Nuna was in compliance with its covenants.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 25, 2019, there were 27,467,312 voting common shares outstanding, which included 1,725,467 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,467,312 common shares, including 1,656,144 common shares classified as treasury shares at September 30, 2019). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at September 30, 2019, there were an aggregate of 274,200 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 274,200 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the Convertible Debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% Convertible Debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% Convertible Debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the Convertible Debentures is payable semi-annually on March 31 and September 30 of each year. Interest on the 5.00% Convertible Debentures is payable commencing on September 30, 2019.
The 5.50% Convertible Debentures are not redeemable prior to March 31, 2020 and the 5.00% Convertible Debentures are not redeemable. The Convertible Debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% Convertible Debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.

Management's Discussion and Analysis September 30, 2019	M-14	North American Construction Group Ltd.

If a change in control occurs, the Company is required to offer to purchase the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Debt Ratings
On October 3, 2018, S&P Global Ratings ("S&P") changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the 2018 acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. During Q3 2019, S&P reaffirmed that the financial risk profile could be raised to a "B+" if the combined operations remain in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020 with particular emphasis on cash flow.
For a discussion of our debt ratings, see the "Debt Ratings" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that as of September 30, 2019 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2019 that have materially affected, or are reasonably likely to affect, our ICFR. With the adoption of Topic 842, we assessed and revised ICFR to reflect the changes to our processes. These changes have not materially affected, nor are they reasonably likely to affect, the effectiveness of our ICFR.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2018.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Leases

◦
In February 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-02, Leases (Topic 842). This standard was adopted January 1, 2019 and the adoption had an impact on the Company's consolidated balance sheets where the Company was required to recognize right-of-use assets and lease liabilities for operating leases. However, there was no material adjustment to opening equity at January 1, 2019.

Management's Discussion and Analysis September 30, 2019	M-15	North American Construction Group Ltd.

Issued accounting pronouncements not yet adopted

•	Fair Value Measurement

◦
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Internal Use Software

◦
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Related Party Guidance for Variable Interest Entities

◦
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three and nine months ended September 30, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "Adjusted EBITDA", "Total Debt", "Net Debt", "Free Cash Flow", "Adjusted EPS" and "Backlog". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"EBIT" is defined as net income before interest expense and income taxes.
"Adjusted EBIT" is defined as EBIT excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).
"Adjusted EBITDA", is defined as Adjusted EBIT before depreciation and amortization. We believe that Adjusted EBIT and Adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

Management's Discussion and Analysis September 30, 2019	M-16	North American Construction Group Ltd.

"Adjusted EPS" is defined as Adjusted net earnings, divided by the weighted-average number of common shares.
As EBIT, Adjusted EBIT, Adjusted EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example Adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", "EBIT margin", or "Adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"), (iv) mortgage, (v) promissory notes, and (vi) financing obligations. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheets. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd and debt related to investment in affiliates and joint ventures.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (including capital lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale leaseback). We believe that Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
Backlog
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, a reconciliation is presented in "Financial Results - Backlog" in this MD&A.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.

Management's Discussion and Analysis September 30, 2019	M-17	North American Construction Group Ltd.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
Capital additions
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Net capital expenditures" is defined as growth capital and sustaining capital.
"Net capital additions" is defined as net capital expenditures and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
We believe net capital expenditures and net capital additions are a meaningful measure to assess resource allocation.

Management's Discussion and Analysis September 30, 2019	M-18	North American Construction Group Ltd.

LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2019, we had 182 salaried employees (September 30, 2018 - 143 salaried employees) and 1,691 hourly employees (September 30, 2018 - 1,086 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (September 30, 2018 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
OUTLOOK
We believe that we have the contracted work to provide sufficient Free Cash Flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile. We expect to reduce total debt by $150 million from 2019 to 2021. Our confidence in this positive outlook is underpinned by the fact that over 75% of the revenue will be derived from work linked to oil sands production which has proved to be very resilient to oil price falls in recent years.
As illustrated in the investor presentation that accompanies this quarterly report, we now expect Adjusted EBITDA and Adjusted Earnings for 2019 and 2020, to be in the ranges $170 to $180 million, $1.65 to $1.85 per share and $190 to $215 million, $1.90 to $2.30 per share respectively. Notably, the Adjusted Earnings per Share range for 2019 remains unchanged despite the negative impact of above average rainfall in Q3 2019.
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In early 2019, we intended to limit our annual sustaining capital expenditures to approximately $75 million to $85 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements, but also factoring in the cost of upgrading the acquired fleet. Due to the poorer than anticipated condition of the recently acquired equipment fleet, we now expect that the range for 2019 to be $115 to $120 million. We also believed that our annual growth capital expenditures could range from $15 million to $25 million to support our anticipated growth in revenue. Due to the compelling nature of several growth opportunities that required 2019 investment, we now expect that range to be $40 to $45 million. As mentioned above, we believe our contracted cash flow from operations, will be sufficient to meet these sustaining equipment and growth investment requirements as well as deliver on our 2019 to 2021 debt leverage objectives.

Management's Discussion and Analysis September 30, 2019	M-19	North American Construction Group Ltd.

FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “possible”, "predict", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The capital depreciation we expect on the heavy equipment fleet we operate;

•	The amount of backlog we anticipate will be performed over 2019 and in the long-term;

•	Our expectation that the upper end of our combined sustaining and growth capital expenditures will be roughly $165.0 million;

•	Our belief that contracted cash flow from operations will meet our sustaining equipment and growth investment requirements as well as deliver on our 2019 to 2021 debt leverage objectives;

•	Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile;

•	Our expectation that we will be able to reduce total debt by $150.0 million from 2019 to 2021;

•	Our expectation that over 75% of our revenue will be derived from work linked to oil sands production between 2019 and 2021;

•
Our expectation to achieve adjusted EBITDA and Adjusted Earnings for 2019 and 2020, to be in the ranges $170 - $180 million, $1.65 - $1.85 per share and $190 - $215 million, $1.90 - $2.30 per share, respectively;

•	Our expectation that our adjusted earnings per share range for 2019 will remain unchanged despite the negative impact of above average rainfall in Q3 2019; and

•
Possibility of an S&P raise in the financial risk profile to a "B+" if the combined operations remain in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020 with particular emphasis on cash flow.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that oil prices remain stable and do not drop significantly in 2019;

•	that the Canadian dollar does not significantly appreciate in 2019;

•	that oil sands production continues to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

Management's Discussion and Analysis September 30, 2019	M-20	North American Construction Group Ltd.

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2018 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2018 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2019. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2018.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively
Additional information relating to us, including our AIF dated December 31, 2018, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2019	M-21	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2019	December 31, 2018
Assets
Current assets
Cash		$12,162	$19,508
Accounts receivable	5	90,602	82,399
Contract assets	6(c)	19,485	10,673
Inventories	2(b)	26,990	13,391
Prepaid expenses and deposits		5,520	3,736
		154,759	129,707
Property, plant and equipment, net of accumulated depreciation of $288,809 (December 31, 2018 – $248,885)		597,821	528,157
Operating lease right-of-use assets	3, 7	14,094	—
Other assets		8,095	10,876
Investments in affiliates and joint ventures	8	9,736	11,788
Deferred tax assets	9	10,663	9,272
Total assets		$795,168	$689,800
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$64,395	$63,460
Accrued liabilities		18,338	19,157
Contract liabilities	6(c)	4,791	4,032
Current portion of long-term debt	10(a)	32,403	29,996
Current portion of finance lease obligations (current portion of capital lease obligations as at December 31, 2018)	3, 7	30,507	32,250
Current portion of operating lease liabilities	3, 7	3,567	—
		154,001	148,895
Long-term debt	10(a)	331,767	265,962
Finance lease obligations (capital lease obligations as at December 31, 2018)	3, 7	54,512	54,318
Operating lease liabilities	3, 7	11,464	—
Other long-term obligations		23,420	25,623
Deferred tax liabilities	9	46,791	44,787
		621,955	539,585
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2019 - 27,467,312 (December 31, 2018 – 27,088,816))	13(a)	225,707	221,773
Treasury shares (September 30, 2019 - 1,656,144 (December 31, 2018 - 2,084,611))	13(a)	(14,907)	(11,702)
Additional paid-in capital		49,028	53,567
Deficit		(87,067)	(113,917)
Shareholders' equity attributable to common shareholders		172,761	149,721
Non-controlling interest		452	494
		173,213	150,215
Total liabilities and shareholders’ equity		$795,168	$689,800
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Revenue	6	$166,269	$84,886	$529,612	$279,060
Project costs		67,126	31,593	211,555	104,849
Equipment costs	2(b)	58,982	28,021	173,467	83,268
Depreciation		21,875	10,942	73,255	40,171
Gross profit		18,286	14,330	71,335	50,772
General and administrative expenses		7,623	10,559	27,541	26,567
Loss on sublease		—	—	—	1,732
Gain on disposal of property, plant and equipment		—	—	(103)	(105)
Loss (gain) on disposal of assets held for sale		185	(34)	(187)	(231)
Amortization of intangible assets		134	119	635	360
Operating income before the undernoted		10,344	3,686	43,449	22,449
Interest expense, net	12	5,541	1,699	16,125	5,140
Equity earnings in affiliates and joint ventures	8a	(865)	—	(1,985)	—
Foreign exchange (gain) loss		(72)	(16)	(53)	7
Income before income taxes		5,740	2,003	29,362	17,302
Current income tax expense		13	—	13	—
Deferred income tax (benefit) expense	9	(1,879)	537	475	4,672
Net income and comprehensive income		7,606	1,466	28,874	12,630
Net income attributable to non-controlling interest		(45)	—	(238)	—
Net income and comprehensive income available to shareholders		$7,561	$1,466	$28,636	$12,630
Per share information
Basic net income per share	13(b)	$0.29	$0.06	$1.13	$0.51
Diluted net income per share	13(b)	$0.26	$0.05	$0.96	$0.44
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total Equity
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of revenue accounting standard	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income available to shareholders	—	—	—	12,630	12,630	—	12,630
Exercise of stock options	1,606	—	(642)	—	964	—	964
Stock-based compensation	—	5,720	(3,153)	—	2,567	—	2,567
Dividends ($0.06 per share)	—	—	—	(1,496)	(1,496)	—	(1,496)
Share purchase program	(10,975)	—	1,435	—	(9,540)	—	(9,540)
Purchase of treasury shares	—	(5,026)	—	—	(5,026)	—	(5,026)
Balance at September 30, 2018	$221,651	$(11,656)	$52,056	$(116,073)	$145,978	$—	$145,978

Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	28,636	28,636	238	28,874
Exercise of stock options	2,989	—	(1,194)	—	1,795	—	1,795
Conversion of Convertible Debentures	945	—	—	—	945	—	945
Stock-based compensation	—	6,178	(3,345)	—	2,833	—	2,833
Dividends ($0.08 per share)	—	—	—	(2,036)	(2,036)	—	(2,036)
Purchase of treasury shares	—	(9,383)	—	—	(9,383)	—	(9,383)
Distributions from (to) affiliate and joint venture partners	—	—	—	250	250	(280)	(30)
Balance at September 30, 2019	$225,707	$(14,907)	$49,028	$(87,067)	$172,761	$452	$173,213
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$7,606	$1,466	$28,874	$12,630
Adjustments to reconcile to net cash from operating activities:
Depreciation		21,875	10,942	73,255	40,171
Amortization of intangible assets		134	119	635	360
Amortization of deferred financing costs	12	243	133	722	395
Loss on sublease		—	—	—	1,732
Gain on disposal of property, plant and equipment		—	—	(103)	(105)
Loss (gain) on disposal of assets held for sale		185	(34)	(187)	(231)
Stock-based compensation expense		2,583	4,368	7,689	9,023
Cash settlement of directors' deferred share unit plan		—	—	(5,084)	—
Equity earnings in affiliates and joint venture		(865)	—	(1,985)	—
Other adjustments to cash from operating activities		(52)	(5)	135	(29)
Deferred income tax (benefit) expense		(1,879)	537	475	4,672
Net changes in non-cash working capital	14(b)	(35,032)	(9,891)	(28,955)	3,842
		(5,202)	7,635	75,471	72,460
Investing activities:
Purchase of property, plant and equipment		(34,771)	(19,390)	(118,455)	(60,612)
Additions to intangible assets		(210)	(207)	(374)	(291)
Additions to other assets		—	(607)	—	(607)
Proceeds on disposal of property, plant and equipment		7	—	255	1,544
Proceeds on disposal of assets held for sale		729	4,027	3,007	4,889
Net (issuance) repayments of loans to affiliate and joint venture partners		(506)	(536)	3,043	229
		(34,751)	(16,713)	(112,524)	(54,848)
Financing activities:
Proceeds from issuance of long-term debt	10	88,616	26,593	224,140	45,593
Repayment of long-term debt	10	(34,749)	(5,000)	(152,712)	(32,000)
Financing costs		14	—	(2,689)	—
Repayment of finance lease obligations		(10,054)	(8,149)	(29,656)	(24,052)
Distribution paid to noncontrolling interest of affiliates		(160)	—	(280)	—
Dividend payment	13(c)	(505)	(492)	(1,508)	(1,507)
Proceeds from exercise of stock options		811	305	1,795	964
Share purchase program		—	(2,422)	—	(9,540)
Purchase of treasury shares	13(a)	(9,291)	(4,363)	(9,383)	(5,026)
		34,682	6,472	29,707	(25,568)
Decrease in cash		(5,271)	(2,606)	(7,346)	(7,956)
Cash, beginning of period		17,433	2,836	19,508	8,186
Cash, end of period		$12,162	$230	$12,162	$230
Supplemental cash flow information (note 14(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared the accompanying unaudited interim consolidated financial statements on the same basis as its annual consolidated financial statements, except for the adoption of ASC Topic 842, Leases with a date of initial application of January 1, 2019. The impacts of the adoption on the Company’s financial results are summarized in note 3. Significant changes to the Company’s accounting policies as a result of adopting Topic 842 are detailed below.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Out-of-period inventory correction
During the second quarter of 2019, management performed a comprehensive review of its inventory accounting policy and determined that certain spare parts initially expensed upon purchase should instead be recorded as inventory when acquired and only expensed when ultimately utilized. As a result, inventories reported in previous periods were understated by the amount of spare parts that remained on hand at the respective balance sheets date. Previously reported equipment costs were overstated by the net amount of any such inventory purchased in excess of amounts utilized in a given reporting period. The Company recorded an out-of-period correction to increase inventories and decrease equipment costs by $2,775 ($2,040 net of deferred tax) during the nine months ended September 30, 2019. Management concluded the impact of these adjustments were not material to these interim or any previously issued financial statements.
c) Changes in significant accounting policies
Leases
The Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment,

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-5	North American Construction Group Ltd.

respectively, on the consolidated balance sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. Amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
The Company has entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
3. Accounting pronouncements recently adopted
a) Leases
The Company adopted the new standard for leases, Topic 842, effective January 1, 2019. The Company applied the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before the date of adoption (i.e. January 1, 2019). The Company elected to adopt the package of practical expedients available upon

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-6	North American Construction Group Ltd.

transition, and therefore has not reassessed: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised. The adoption of this new standard had an impact on the Company’s consolidated balance sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019.
As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was non-current) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long-term obligations. In addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was non-current) to the corresponding finance lease obligations captions on the consolidated balance sheets.
The following table provides the Company's future minimum lease payments as at December 31, 2018 under Topic 840, prior to the adoption of Topic 842:

	Capital Leases	Operating Leases
2019	$33,886	$6,003
2020	23,843	6,091
2021	15,115	6,091
2022	11,621	5,098
2023 and thereafter	6,308	12,382
Total minimum lease payments	$90,773	$35,665
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)
Carrying amount of minimum lease payments	$86,568
4. Recent accounting pronouncements not yet adopted
a) Fair value measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
b) Internal-use software
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Related party guidance for variable interest entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-7	North American Construction Group Ltd.

5. Accounts receivable

	September 30, 2019	December 31, 2018
Trade	$40,839	$67,913
Holdbacks	7,874	558
Accrued trade receivables	32,797	9,807
Contract receivables	$81,510	$78,278
Other	9,092	4,121
	$90,602	$82,399
6. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue by source
Construction services	$44,667	$7,827	$108,367	$32,965
Operations support services	121,602	77,059	421,245	246,095
	$166,269	$84,886	$529,612	$279,060

By commercial terms
Time-and-materials	$119,003	$40,170	$239,896	$102,597
Unit-price	47,266	44,716	289,716	171,475
Cost-plus	—	—	—	4,988
	$166,269	$84,886	$529,612	$279,060

Revenue recognition method
Cost-to-cost percent complete	$35,395	$18,252	$212,476	$125,154
As-invoiced	130,874	66,634	317,136	153,906
	$166,269	$84,886	$529,612	$279,060
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Customer A	32%	—%	25%	—%
Customer B	31%	43%	33%	43%
Customer C	20%	19%	21%	23%
Customer D	9%	27%	14%	21%
Customer E	3%	9%	2%	11%
c) Contract balances
The following table provides information about significant changes in the contract assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Balance, beginning of period	$36,075	$8,848	$10,673	$21,572
Transferred to receivables from contract assets recognized at the beginning of the period	(31,740)	(1,976)	(7,423)	(14,700)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	17,033	655	17,329	655
(Decreases) increases as a result of work completed, but not yet an unconditional right to consideration	(1,883)	296	(1,094)	296
Balance, end of period	$19,485	$7,823	$19,485	$7,823

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-8	North American Construction Group Ltd.

The following table provides information about significant changes in the contract liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Balance, beginning of period	$2,776	$773	$4,032	$824
Revenue recognized that was included in the contract liability balance at the beginning of the period	(2,459)	(33)	(3,865)	(84)
Increases due to cash received, excluding amounts recognized as revenue during the period	4,474	1,586	4,624	1,586
Balance, end of period	$4,791	$2,326	$4,791	$2,326
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue recognized	$(1,172)	$194	$(155)	$2,516
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the nine months ended September 30, 2019 of $28 (nine months ended September 30, 2018 - $215).
The table below represents the classification of such uncollected consideration on the balance sheets:

	September 30, 2019	December 31, 2018
Contract assets	$512	$7,526
The decrease in unpriced contract modifications during the nine months ended September 30, 2019 was due to the execution of change orders as well as an arbitration decision on a previously unresolved claim. This decrease was partially offset by additional unresolved contract modifications and claims.
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2019 (excluding the nine months ended September 30, 2019)	$27,832
2020	1,998
$29,830
7. Leases
The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of 1 to 10 years, with options to extend on certain leases for terms up to 5 years.
a) Lease expenses and income

	Three months ended	Nine months ended
	September 30, 2019	September 30, 2019
Depreciation of equipment under finance leases	$4,580	$20,089
Short-term lease expense	9,763	27,301
Operating lease expense	1,098	3,214
Operating lease income	770	2,309
The Company generates operating lease income from the sublease of certain office facilities.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-9	North American Construction Group Ltd.

b) Supplemental balance sheet information

September 30, 2019
Net book value of property, plant and equipment under finance leases	$147,065
Weighted-average remaining lease term (in years):
Finance leases	3.5 years
Operating leases	4.1 years
Weighted-average discount rate:
Finance leases	3.96%
Operating leases	5.00%
c) Maturity analysis
The future minimum lease payments and receipts from non-cancellable operating leases as at September 30, 2019 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2019 (excluding the nine months ended September 30, 2019)	$9,370	$1,062	$770
2020	31,688	4,227	3,067
2021	23,180	4,148	3,052
2022	16,651	3,167	2,150
2023	8,181	1,680	999
2024 and thereafter	2,108	2,687	—
Total minimum lease payments	$91,178	$16,971	$10,038
Less: amount representing interest (rates from 2.48% to 7.51%)	(6,159)	(1,940)
Carrying amount of minimum lease payments	$85,019	$15,031
8. Investments in affiliates and joint ventures
a) Nuna Group of Companies ("Nuna")
The Company accounts for the NL Partnership and its wholly-owned subsidiaries using proportionate consolidation and accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.
The NL Partnership holds other investments in various affiliates and joint ventures.
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Balance, beginning of the period	$8,557	$—	$11,788	$—
Share of net income	865	—	1,985	—
Distributions and other adjustments to partners	314	—	(4,037)	—
Balance, end of the period	$9,736	$—	$9,736	$—
The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	September 30, 2019	December 31, 2018
Assets
Current assets	$12,481	$9,769
Non-current assets	1,709	2,392
Total assets	$14,190	$12,161
Liabilities
Current liabilities	$7,695	$4,013
Non-current liabilities	159	3,032
Total liabilities	$7,854	$7,045

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-10	North American Construction Group Ltd.

Statement of Operations and Comprehensive Income

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenues	$12,594	$—	$23,140	$—
Gross profit	1,502	—	3,095	—
Income before taxes	1,378	—	2,957	—
Net income and comprehensive income	$865	$—	$1,985	$—
b) Mikisew North American Limited Partnership and Dene North Site Services Partnership
The Company holds a 49% interest in Mikisew North American Limited Partnership and Dene North Site Services Partnership, which are unincorporated partnerships. Both are considered VIEs due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the exclusive right to direct the activities that most significantly impact economic performance. The Company accounts for its interest in these partnerships using proportionate consolidation.
9. Income taxes
On June 28th, the Province of Alberta signed into legislation Bill 3, reducing the Alberta general corporate income tax rate. Effective July 1, 2019, the Alberta general corporate income tax rate will be reduced from 12% to 11% and will continue to decrease by 1% annually on January 1, through 2022. Due to the reduction in Alberta general corporate income tax rate, the Company has remeasured its deferred tax assets and deferred tax liabilities as at September 30, 2019. As a result of this remeasurement along with the effect of other temporary and permanent differences, the Company has recorded a decrease in deferred income tax expense of $3,144 and $6,620 during the three and nine months ended September 30, 2019, respectively.
10. Long-term debt
a) Long-term debt amounts are as follows:

	Note	September 30, 2019	December 31, 2018
Credit facilities	10(b)	$210,656	$194,918
Convertible Debentures	10(c)	94,031	39,976
Mortgage		19,621	19,900
Promissory notes		27,434	42,937
Financing obligations	10(d)	16,472	—
Unamortized deferred financing costs		(4,044)	(1,773)
		$364,170	$295,958
Less: current portion of long-term debt		(32,403)	(29,996)
		$331,767	$265,962
b) Credit facilities

	Note	September 30, 2019	December 31, 2018
Company Credit Facility	10(b(i))	$208,615	$192,000
Nuna credit facility	10(b(ii))	2,041	2,918
		$210,656	$194,918
i) Company Credit Facility
The Company has entered into an Amended and Restated Credit Agreement (the "Company Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Company Credit Facility provides for a finance lease limit of $150.0 million and other debt outstanding limit of $20.0 million.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-11	North American Construction Group Ltd.

As at September 30, 2019, there was $0.9 million (December 31, 2018 - $0.9 million) in issued letters of credit under the Company Credit Facility and the unused borrowing availability was $90.5 million (December 31, 2018 - $107.1 million).
The Company Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at September 30, 2019, the Company was in compliance with its financial covenants.
The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Company Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the senior leverage ratio, based on the undrawn portion of the Company Credit Facility. The Company Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
ii) Nuna credit facility
On December 8, 2018, Nuna renewed its facility and security agreement with ATB Financial (the "Nuna Credit Facility"). The Nuna Credit Facility has three financial covenants that must be tested. As at September 30, 2019, Nuna was in compliance with its covenants.
c) Convertible Debentures
The Company has issued convertible unsecured subordinated debentures, collectively referred to as the "Convertible Debentures".

	September 30, 2019	December 31, 2018
5.50% Convertible Debentures	$39,031	$39,976
5.00% Convertible Debentures	55,000	—
	$94,031	$39,976
The terms of the Convertible Debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% Convertible Debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% Convertible Debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the Convertible Debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% Convertible Debentures are not redeemable prior to March 31, 2020 and the 5.00% Convertible Debentures are not redeemable. The Convertible Debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% Convertible Debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
d) Financing obligations
As at September 30, the Company is party to a sale-leaseback transaction for $17,524. Control of the assets never transferred, and therefore, the obligations are accounted for as financing transactions rather than finance leases. The finance contracts are secured by property, plant and equipment, bear interest at rates between 3.20% and 3.34%, and expire June 2024.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-12	North American Construction Group Ltd.

11. Financial instruments and risk management
Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loan to partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible Debentures	Level 1	$94,031	$103,377	$39,976	$48,371
Credit facilities	Level 3	210,656	210,656	194,918	194,918
Mortgage	Level 3	19,621	19,621	19,900	19,900
Promissory notes	Level 3	27,434	27,434	42,937	42,937
Financing obligations	Level 3	16,472	16,472	—	—
Finance lease obligations	Level 3	85,019	77,834	86,568	78,373
Non-financial assets measured at estimated fair market value on a non-recurring basis as at September 30, 2019 and December 31, 2018 in the financial statements are summarized below:

	September 30, 2019		December 31, 2018
	Change in Fair Value	Carrying Amount	Change in Fair Value	Carrying Amount
Assets held for sale	$(236)	$472	$(1,278)	$672
Assets held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell. The change in fair value includes the write-down related to the carrying amount as at the balance sheet dates. The estimated fair market value less cost to sell of equipment assets held for sale is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
12. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Interest on finance lease obligations	$1,057	$734	$3,000	$2,311
Interest on credit facilities	2,429	346	7,292	962
Interest on Convertible Debentures	1,234	554	3,084	1,645
Interest on mortgage	235	—	711	—
Interest on promissory notes	364	—	1,399	—
Amortization of deferred financing costs	243	133	722	395
Interest expense	$5,562	$1,767	$16,208	$5,313
Interest income	(21)	(68)	(83)	(173)
	$5,541	$1,699	$16,125	$5,140

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-13	North American Construction Group Ltd.

13. Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	291,400	—	291,400
Issued upon conversion of Convertible Debentures	87,096	—	87,096
Purchase of treasury shares	—	(152,994)	(152,994)
Settlement of certain equity classified stock-based compensation	—	581,461	581,461
Issued and outstanding at September 30, 2019	27,467,312	(1,656,144)	25,811,168
Upon settlement of certain equity classified stock-based compensation during the nine months ended September 30, 2019, the company repurchased 513,540 shares for $7,246 to satisfy the recipient tax withholding requirements. The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Net income available to common shareholders	$7,561	$1,466	$28,636	$12,630
Interest from Convertible Debentures (after tax)	1,014	—	2,574	1,340
Diluted net income available to common shareholders	$8,575	$1,466	$31,210	$13,970

Weighted-average number of common shares	25,701,448	25,026,027	25,345,762	24,990,109
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,678,566	2,081,246	1,954,061	2,499,450
Dilutive effect of stock options	243,485	289,934	279,190	294,866
Dilutive effect of 5.50% Convertible Debentures	3,597,327	—	3,597,327	3,686,636
Dilutive effect of 5.00% Convertible Debentures	2,095,236	—	1,496,597	—
Weighted-average number of diluted common shares	33,316,062	27,397,207	32,672,937	31,471,061

Basic net income per share	$0.29	$0.06	$1.13	$0.51
Diluted net income per share	$0.26	$0.05	$0.96	$0.44
For the three months ended September 30, 2019, all securities were dilutive (three months ended September 30, 2018 - 3,686,636 shares issuable on conversion of 5.50% Convertible Debentures were anti-dilutive).
For the nine months ended September 30, 2019, all securities were dilutive (nine months ended September 30, 2018 - 125,615 stock options were anti-dilutive).
c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2018	October 29, 2018	$0.02	November 30, 2018	January 4, 2019	$500
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
On August 7, 2019, the Company amended the declaration of the dividend previously announced on July 30, 2019 to increase the dividend to be in the amount of $0.04 rather than the previously announced $0.02.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-14	North American Construction Group Ltd.

14. Other information
a) Supplemental cash flow information

		Three months ended		Nine months ended
	Note	September 30,		September 30,
		2019	2018	2019	2018
Cash paid during the period for:
Interest		$6,387	$2,549	$15,496	$6,073
Operating leases included in cash from operations	3	1,098	—	3,214	—
Cash received during the period for:
Interest		10	6	68	38
Operating subleases included in cash from operations	3	770	—	2,309	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases		—	1,142	28,107	19,044
Net increase (decrease) in assets held for sale, offset by property, plant and equipment		895	236	2,765	(675)
Non-cash working capital adjustments:
Net decrease in contract assets related to adoption of revenue accounting standard		—	—	—	(547)
Net increase in other assets related to adoption of revenue accounting standard		—	—	—	502
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units		—	—	428	326
Net decrease in long term portion of payroll liabilities		170	—	272	—
Net (increase) decrease in accrued liabilities related to dividend payable		(523)	(7)	(528)	11
b) Net change in non-cash working capital
The table below represents the cash provided (used in) by non-cash working capital:

		Three months ended		Nine months ended
	Note	September 30,		September 30,
		2019	2018	2019	2018
Operating activities:
Accounts receivable		$(19,452)	$(4,438)	$(8,203)	$(10,774)
Contract assets		16,590	1,025	(8,812)	13,202
Inventories	2(b)	(6,917)	(280)	(13,599)	(1,727)
Contract costs		(33)	98	1,976	(68)
Prepaid expenses and deposits		(1,816)	481	(1,364)	(671)
Accounts payable		(24,694)	(11,309)	935	2,079
Accrued liabilities		(725)	2,979	(647)	299
Contract liabilities		2,015	1,553	759	1,502
		$(35,032)	$(9,891)	$(28,955)	$3,842
15. Related party transactions
A director of the Company is a director of a business that subleases space from the Company. During the three and nine months ended September 30, 2019, the Company recorded $78 and $235, respectively, of sublease proceeds (three and nine months ended September 30, 2018 - $79 and $236, respectively).
A director of the Company is also a director of a business that provides hazardous waste removal services to the Company. During the three and nine months ended September 30, 2019, the Company recorded $7 and $22, respectively, of equipment costs (three and nine months ended September 30, 2018 - $7 and $18, respectively).
As of September 30, 2019, the Company had subsidiaries that it controlled and included in its consolidated financial statements. These subsidiaries are listed in the Company’s December 31, 2018 annual consolidated financial statements. The Company also enters into related party transactions through a number of affiliates and joint ventures. These transactions involve providing or receiving services entered into in the normal course of business. For the quarter ended September 30, 2019, such related party transactions were not material.

Interim Consolidated Financial Statements (Unaudited) September 30, 2019	F-15	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2019.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2019 and ended on September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 29, 2019

/s/ Martin Ferron
Martin Ferron, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2019.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2019 and ended on September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 29, 2019

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer